Exhibit 99.2
STATS ChipPAC Ltd.
Reg No.: 199407932D
FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT
Financial Statements for the Three and Nine Months Ended September 27, 2009.
These figures have not been audited.
STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) and its subsidiaries (collectively, the “Group”) provide a full range of semiconductor test and packaging services. The Group has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States, its principal market.
The Group’s financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”), but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 28, 2008 included in STATS ChipPAC’s 2008 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our third quarter of 2009 ended on September 27, 2009, while our third quarter of 2008 and fiscal year 2008 ended on September 28, 2008 and December 28, 2008, respectively.
All amounts are expressed in United States dollars unless otherwise indicated.
Certain of the statements in this report are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ include, but are not limited to, extent of deterioration in general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreak of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.

PART I — INFORMATION REQUIRED FOR QUARTERLY (Q1, Q2, Q3), HALF-YEAR AND FULL YEAR ANNOUNCEMENTS
1(a) An income statement (for the Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended		Nine Months Ended
	September 28,	September 27,	September 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000

Net revenues	472,191	389,768	1,333,575	930,951
Cost of revenues	(384,829)	(311,161)	(1,096,985)	(806,113)

Gross profit	87,362	78,607	236,590	124,838

Operating expenses:
Selling, general and administrative	29,296	26,714	89,378	70,827
Research and development	10,100	12,044	29,384	29,440
Restructuring charges	5,130	3,139	6,030	16,072
Equipment impairment	21,091	—	21,091	—
Accelerated share-based compensation	—	—	1,562	—

Total operating expenses	65,617	41,897	147,445	116,339

Operating income	21,745	36,710	89,145	8,499

Other income (expense), net:
Interest income	1,557	403	4,368	1,526
Interest expense	(8,312)	(7,755)	(27,804)	(23,487)
Foreign currency exchange gain (loss)	(380)	(3,885)	4,881	(6,863)
Equity income (loss) from investment in equity investee	(392)	(84)	(403)	(1,342)
Other non-operating income (expense), net	187	231	1,493	(2,089)

Total other expense, net	(7,340)	(11,090)	(17,465)	(32,255)

Income (loss) before income taxes	14,405	25,620	71,680	(23,756)
Income tax benefit (expense)	(4,921)	315	(19,550)	(467)

Net income (loss)	9,484	25,935	52,130	(24,223)
Less: Net (income) loss attributable to the noncontrolling interest	(1,602)	(873)	(4,279)	441

Net income (loss) attributable to STATS ChipPAC Ltd.	7,882	25,062	47,851	(23,782)

Income (loss) before income taxes of the Group is arrived at after charging / (crediting):

	Three Months Ended		Nine Months Ended
	September 28,	September 27,	September 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000

Depreciation and amortization	73,227	67,201	218,052	201,180
Allowance for doubtful debts	1,779	507	3,310	1,435
Bad debts written off	18	—	19	16
Write-off for stock obsolescence	724	3,353	2,066	6,392
Adjustment for under or overprovision of tax in respect of prior years	—	—	(365)	(1,321)
Additions/reductions for liability on unrecognized tax benefits for uncertain tax positions in respect of prior years	1,331	(3,049)	7,603	(2,706)
Loss (gain) on sale of property, plant and equipment	(28)	171	(395)	325

     1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year.

	Notes		Group		Company
			December 28,	September 27,	December 28,	September 27,
			2008	2009	2008	2009
			US$’000	US$’000	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	(A	)	295,916	291,602	146,281	116,642
Short-term marketable securities			41,314	39,295	—	—
Accounts receivable, net			139,520	208,408	52,301	70,788
Short-term amounts due from affiliates			10,791	7,258	1,556	996
Short-term amounts due from subsidiaries			—	—	643,619	685,053
Other receivables			8,357	6,550	2,490	1,825
Inventories	(B	)	60,717	61,343	13,306	13,377
Prepaid expenses and other current assets	(C	)	14,693	21,419	1,773	2,096

Total current assets			571,308	635,875	861,326	890,777
Long-term marketable securities			15,587	17,110	15,587	16,481
Long-term amounts due from affiliates			13,726	13,732	—	—
Property, plant and equipment, net	(D	)	1,216,342	1,104,852	227,636	238,593
Investment in equity investee			9,001	7,654	9,001	7,654
Investment in subsidiaries			—	—	1,030,329	1,022,405
Intangible assets	(E	)	44,762	41,499	12,024	13,783
Goodwill			551,132	551,132	—	—
Long-term restricted cash	(F	)	1,012	384	—	—
Prepaid expenses and other non-current assets	(C	)	24,193	16,956	9,140	2,741

Total assets			2,447,063	2,389,194	2,165,043	2,192,434

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables			118,227	147,352	11,086	13,854
Payables related to property, plant and equipment purchases			30,704	24,147	9,264	11,973
Accrued operating expenses			148,069	106,911	52,609	40,034
Income taxes payable			3,379	1,187	—	—
Short-term borrowings	(G	)	50,000	56,000	50,000	50,000
Short-term amounts due to affiliates			1,388	1	1,304	1
Short-term amounts due to subsidiaries			—	—	126,940	180,760
Current installments of long-term debts	(H	)	26,953	162,601	—	150,000

Total current liabilities			378,720	498,199	251,203	446,622
Long-term debts, excluding current installments	(H	)	396,500	249,637	365,000	213,000
Other non-current liabilities			64,144	52,245	183	1,181

Total liabilities			839,364	800,081	616,386	660,803

STATS ChipPAC Ltd. Shareholders’ Equity Share capital:
Ordinary shares — Unlimited ordinary shares with no par value;
Issued ordinary shares — 2,202,218,293 in 2008 and 2009			2,035,235	2,035,542	2,035,235	2,035,542
Accumulated other comprehensive loss			(12,308)	(5,859)	(12,308)	(5,859)
Accumulated deficit			(474,270)	(498,052)	(474,270)	(498,052)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.			1,548,657	1,531,631	1,548,657	1,531,631
Noncontrolling interest			59,042	57,482	—	—

Total equity			1,607,699	1,589,113	1,548,657	1,531,631

Total liabilities and equity			2,447,063	2,389,194	2,165,043	2,192,434

1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year (cont’d).
Notes:
(A)	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	Group		Company
	December 28,	September 27,	December 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000

Cash at banks and on hand	88,800	166,518	17,091	47,795
Cash equivalents
Bank fixed deposits	141,924	74,018	106,897	49,033
Money market funds	65,192	51,066	22,293	19,814

	295,916	291,602	146,281	116,642

(B)	Inventories

Inventories consist of the following:

	Group		Company
	December 28,	September 27,	December 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000

Raw materials	50,775	44,911	8,503	7,024
Work-in-progress	8,328	15,158	4,427	5,802
Finished goods	1,614	1,274	376	551

	60,717	61,343	13,306	13,377

(C)	Prepaid expenses and other assets

Prepaid expenses and other current assets consist of the following:

	Group		Company
	December 28,	September 27,	December 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000

Debt issuance cost, net of accumulated amortization	—	667	—	667
Other prepayments and assets	9,999	16,051	1,773	1,429
Deferred income tax assets	4,694	4,701	—	—

	14,693	21,419	1,773	2,096

Prepaid expenses and other non-current assets consist of the following:

	Group		Company
	December 28,	September 27,	December 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000

Deferred income tax assets	13,095	10,821	—	—
Other deposits	295	294	—	—
Debt issuance cost, net of accumulated amortization	4,212	2,263	4,212	2,263
Assets held for sale	43	—	—	—
Others	6,548	3,578	4,928	478

	24,193	16,956	9,140	2,741

(D)	Property, plant and equipment

Property, plant and equipment consist of the following:

	Group		Company
	December 28,	September 27,	December 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Cost:
Freehold land	10,703	10,835	—	—
Leasehold land and land use rights	19,864	19,864	—	—
Buildings, mechanical and electrical installation	269,046	277,351	64,119	66,605
Equipment	2,216,667	2,233,931	792,909	794,441

Total cost	2,516,280	2,541,981	857,028	861,046
Total accumulated depreciation	(1,299,938)	(1,437,129)	(629,392)	(622,453)

Property, plant and equipment, net	1,216,342	1,104,852	227,636	238,593

(E)	Intangible assets

Intangible assets consist of the following:

	Group		Company
	December 28,	September 27,	December 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Cost:
Tradenames	7,700	7,700	—	—
Technology and intellectual property	32,000	32,000	—	—
Customer relationships	99,300	99,300	—	—
Software, licences and others	43,990	47,209	13,700	15,986

Total cost	182,990	186,209	13,700	15,986
Total accumulated amortization	(138,228)	(144,710)	(1,676)	(2,203)

Intangible assets, net	44,762	41,499	12,024	13,783

(F)	Restricted cash

Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At December 28, 2008 and September 27, 2009, $1.0 million and $0.4 million were held as long-term restricted cash, respectively.

(G)	Short-term borrowings

The Company has a line of credit from Bank of America with a credit limit of US$50.0 million, of which US$50.0 million was outstanding as of September 27, 2009 over two loan tranches of US$25.0 million each. The principal of and interest on the two loan tranches of US$25.0 million each are payable at maturity in December 2009 and February 2010, respectively. These two loan tranches bear interest at the rate of 2.61% per annum and 2.25% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months. The tranche payable at maturity in February 2010 represents the tranche that was due to mature in August 2009 which the Company rolled forward for a period of six months.

STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications with a credit limit of US$15.0 million in June 2009. As of September 27, 2009, US$6.0 million of loan under this credit facility was outstanding over two loan tranches of $3.0 million each. The principal of the two loan tranches of US$3.0 million each are payable at maturity in June 2010. Interest on the two loan tranches of US$3.0 million each are payable on a quarterly basis. These two tranches bear interest at the rate of 2.1% per annum and 1.5% per annum, respectively.

(H)	Long-term debts
— US$215.0 million 6.75% Senior Notes due 2011
On November 18, 2004, the Company issued US$215.0 million of senior unsecured notes due November 15, 2011, for net proceeds of US$210.5 million. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year.

In March 2009, the Company repurchased US$2.0 million aggregate principal amount of its US$215.0 million 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). The Company financed the repurchase of these senior notes with its existing cash on hand. As a result, the Company recognized a gain on repurchase of senior notes of US$0.3 million in the three months ended March 29, 2009. The Company has deposited the repurchased US$2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, these senior notes have thereupon ceased to be outstanding or to accrue interest in the Company’s financial statements.
— US$150.0 million 7.5% Senior Notes due 2010
On July 19, 2005, the Company issued US$150.0 million of senior unsecured notes due July 19, 2010 for net proceeds of US$146.5 million. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. As of September 27, 2009, the senior notes have been reclassified as current debts based on the maturity date of July 19, 2010.
— Other long-term debts
In October 2007, STATS ChipPAC (Thailand) Limited issued a US$50.0 million promissory note carrying interest, payable annually, of 6% per annum to LSI Corporation (“LSI”) in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI under the promissory note, after contractual netting of certain receivables from LSI of US$3.2 million, amounted to US$46.8 million. The promissory note is payable in annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million over four years commencing October 2, 2008. The first annual installment of US$20.0 million was paid to LSI in 2008. As of September 27, 2009, the amount payable to LSI under the promissory note was $26.8 million. The second annual installment of US$10.0 million was paid to LSI on October 2, 2009.

STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately US$111.4 million based on exchange rate as of September 27, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility was not available for further drawdown. As of September 27, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately US$21.7 million based on exchange rate as of September 27, 2009) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately US$18.6 million based on exchange rate as of September 27, 2009) loan with new credit facilities of NT$873.0 million (approximately US$27.0 million as of September 27, 2009) obtained from various bank and financial institutions. As of September 27, 2009, US$19.2 million of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.74% to 2.0% per annum and maturities ranging from May 2011 to May 2012.

Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately US$9.3 million as of September 27, 2009) credit facility from Mega Bank of which NT$0.1 billion (approximately US$3.2 million as of

September 27, 2009) borrowings was outstanding as of September 27, 2009. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012.
1(b)(ii) In relation to the aggregate amount of the Group’s borrowings and debt securities, specify the following at the end of the current financial period reported on with comparative figures as at the end of the immediately preceding financial year.

	December 28, 2008		September 27, 2009
	Secured	Unsecured	Secured	Unsecured
	US$’000	US$’000	US$’000	US$’000

(a) Repayable within 1 year	7,631	69,322	1,054	217,547
(b) Repayable after 1 year	2,835	393,665	2,108	247,529

	10,466	462,987	3,162	465,076

As of September 27, 2009, the Group’s total debt outstanding consisted of US$468.2 million of borrowings, which included US$150.0 million of the Company’s 7.5% Senior Notes due 2010, US$213.0 million of the Company’s 6.75% Senior Notes due 2011 and other long-term and short-term borrowings.

(c)	Details of the collaterals:

Long-term debts of US$3.2 million and US$10.5 million were secured by certain of the Group’s property, plant and equipment with net book value of US$6.4 million and US$33.0 million as at September 27, 2009 and December 28, 2008, respectively.

The Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by certain subsidiaries of the Company.

1(c) A cash flow statement (for the Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended		Nine Months Ended
	September 28,	September 27,	September 28,	September 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	7,882	25,062	47,851	(23,782)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	72,843	66,788	215,746	199,922
Debt issuance cost amortization	384	413	2,306	1,258
Asset impairment	21,091	—	21,091	—
Loss (gain) on sale of property, plant and equipment	(28)	171	(395)	325
Accretion of discount on convertible notes	—	—	66	—
Gain from repurchase of senior notes	—	—	—	(276)
Foreign currency exchange (gain) loss	(1,300)	647	(285)	598
Share-based compensation expense	173	116	3,312	386
Deferred income taxes	2,216	473	3,668	1,559
Net income (loss) attributable to the noncontrolling interest	1,602	873	4,279	(441)
Equity (income) loss from investment in equity investee	392	84	403	1,342
Others	306	1,719	571	1,298
Changes in operating working capital:
Accounts receivable	10,616	(34,598)	(3,801)	(68,888)
Amounts due from affiliates	(3,270)	168	(8,600)	3,527
Inventories	(1,342)	298	(3,577)	(626)
Other receivables, prepaid expenses and other assets	(1,116)	(1,019)	(7,555)	(1,206)
Accounts payable, accrued operating expenses and other payables	(2,394)	6,302	11,096	(20,820)
Amounts due to affiliates	(6)	(69)	(61)	(1,387)

Net cash provided by operating activities	108,049	67,428	286,115	92,789

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	17,825	—	29,755	15,663
Proceeds from maturity of marketable securities	9,808	—	20,572	18,729
Purchases of marketable securities	(22,075)	(2,672)	(63,191)	(31,998)
Acquisition of intangible assets	(6,165)	(1,290)	(10,106)	(4,073)
Purchases of property, plant and equipment	(79,949)	(44,098)	(219,462)	(89,556)
Proceeds on sale of assets held for sale	6,875	—	18,274	479
Others, net	730	398	2,200	716

Net cash used in investing activities	(72,951)	(47,662)	(221,958)	(90,040)

Cash Flows From Financing Activities
Repayment of short-term debts	(2,482)	—	(2,782)	(5,035)
Repayment of long-term debts	(8,059)	(5,359)	(12,142)	(28,445)
Proceeds from issuance of shares	—	—	6,152	—
Repurchase and redemption of senior and convertible notes	—	—	(22,057)	(2,000)
Proceeds from bank borrowings	4,482	6,000	4,482	29,840
Decrease in restricted cash	320	622	586	603
Grant received	122	—	220	—
Distribution to minority interest in subsidiary	(4,312)	(2,194)	(4,312)	(2,194)

Net cash used in financing activities	(9,929)	(931)	(29,853)	(7,231)

Net increase (decrease) in cash and cash equivalents	25,169	18,835	34,304	(4,482)
Effect of exchange rate changes on cash and cash equivalents	13	—	109	168
Cash and cash equivalents at beginning of the period	222,692	272,767	213,461	295,916

Cash and cash equivalents at end of the period	247,874	291,602	247,874	291,602

1(d)(i) A statement (for the Issuer and Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.
Three Months Ended September 28, 2008

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at June 29, 2008	2,037,126	(5,375)	(460,003)	1,571,748	62,103	1,633,851
Share issuances	—	—	—	—	—	—
Share-based compensation	173	—	—	173	—	173
Effect of subsidiary’s equity transaction	(172)	—	—	(172)	233	61
Net income	—	—	7,882	7,882	1,602	9,484
Unrealized loss on available-for-sale marketable securities	—	(105)	—	(105)	—	(105)
Unrealized loss on hedging instruments	—	(2,407)	—	(2,407)	—	(2,407)
Realized loss on hedging instruments	—	1,228	—	1,228	—	1,228
Foreign currency translation adjustment	—	(3,246)	—	(3,246)	(3,095)	(6,341)

Balance at September 28, 2008	2,037,127	(9,905)	(452,121)	1,575,101	60,843	1,635,944

Three Months Ended September 27, 2009

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at June 28, 2009	2,035,504	(7,548)	(523,114)	1,504,842	55,650	1,560,492
Share issuances	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—
Effect of subsidiary’s equity transaction	38	—	—	38	(1)	37
Net income	—	—	25,062	25,062	873	25,935
Unrealized gain on available-for-sale marketable securities	—	419	—	419	—	419
Unrealized gain on hedging instruments	—	726	—	726	—	726
Realized gain on hedging instruments	—	(539)	—	(539)	—	(539)
Foreign currency translation adjustment	—	1,083	—	1,083	960	2,043

Balance at September 27, 2009	2,035,542	(5,859)	(498,052)	1,531,631	57,482	1,589,113

Nine Months Ended September 28, 2008

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 30, 2007	1,891,546	(7,605)	(499,972)	1,383,969	59,797	1,443,766
Share issuances	142,333	—	—	142,333	—	142,333
Share-based compensation	3,312	—	—	3,312	—	3,312
Effect of subsidiary’s equity transaction	(64)	—	—	(64)	243	179
Dividends paid	—	—	—	—	(4,016)	(4,016)
Net income	—	—	47,851	47,851	4,279	52,130
Unrealized gain on available-for-sale marketable securities	—	37	—	37	—	37
Unrealized loss on hedging instruments	—	(7,417)	—	(7,417)	—	(7,417)
Realized loss on hedging instruments	—	3,471	—	3,471	—	3,471
Foreign currency translation adjustment	—	1,609	—	1,609	540	2,149

Balance at September 28, 2008	2,037,127	(9,905)	(452,121)	1,575,101	60,843	1,635,944

Nine Months Ended September 27, 2009

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 28, 2008	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699
Share issuances	—	—	—	—	—	—
Share-based compensation	3	—	—	3	—	3
Effect of subsidiary’s equity transaction	304	—	—	304	(202)	102
Dividends paid	—	—	—	—	(2,248)	(2,248)
Net loss	—	—	(23,782)	(23,782)	(441)	(24,223)
Unrealized gain on available-for-sale marketable securities	—	894	—	894	—	894
Unrealized loss on hedging instruments	—	(1,731)	—	(1,731)	—	(1,731)
Realized loss on hedging instruments	—	5,985	—	5,985	—	5,985
Foreign currency translation adjustment	—	1,301	—	1,301	1,331	2,632

Balance at September 27, 2009	2,035,542	(5,859)	(498,052)	1,531,631	57,482	1,589,113

Note:	Under US GAAP, the Company’s investment in subsidiaries is accounted for using the equity method.

1(d)(ii) Details of any changes in the Company’s share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

	Number of shares
	September 28,	September 27,
	2008	2009

Issued shares outstanding at December 30, 2007 and December 28, 2008	2,047,333,663	2,202,218,293
Issue of shares pursuant to share plans	154,833,631	—

Issued shares outstanding at September 28, 2008 and September 27, 2009	2,202,167,294	2,202,218,293

Options outstanding	15,056,430	12,969,943

Convertible Notes
The Group did not have any outstanding convertible notes as at September 28, 2008 and September 27, 2009.
Treasury Shares
The Group did not have any treasury shares as at September 28, 2008 and September 27, 2009.
1(d)(iii) Total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	December 28,	September 27,
	2008	2009

Total number of issued shares excluding treasury shares	2,202,218,293	2,202,218,293
1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.
     Not applicable.
2 Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.
The figures, prepared in accordance with US GAAP, have not been audited or reviewed by the Group’s auditors. The financial statements as of December 28, 2008 were derived from the Group’s audited consolidated financial statements.
3 Where the figures have been audited or reviewed, the auditors’ report (including any qualifications or emphasis of matter).
Not applicable.

4 Whether the same accounting policies and methods of computation as in the Issuer’s most recently audited annual financial statements have been applied.
Except as set out in Section 5 of this announcement, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period as those used in the most recently audited annual financial statements.
5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.
SFAS No. 157, “Fair Value Measurements”
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Group adopted SFAS 157 for financial assets and financial liabilities in 2008 and its adoption did not have a material impact on the Group’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. The Group adopted FSP157-2 at the beginning of the first quarter of 2009. The Group’s adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are not measured and recorded at fair value on a recurring basis did not have a significant impact on the Group’s consolidated financial position and results of operations. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The Group’s adoption of FSP 157-3 did not have an effect on the Group’s consolidated financial position and results of operations.
Fair Value Measurements
SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The Group utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Assets and Liabilities Measured and Recorded at Fair Values on a Recurring Basis
Assets and liabilities measures and recorded at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of September 27, 2009:

	Fair value measurement
	as of September 27, 2009
	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000

Assets
Short-term marketable securities	39,295	—	—	39,295
Other receivables (foreign currency forward contracts)	—	141	—	141
Long-term marketable securities	17,110	—	—	17,110

Total liabilities measured and recorded at fair value	56,405	141	—	56,546

Liabilities
Accrued operating expenses (foreign currency forward contracts)	—	1	—	1

Total liabilities measured and recorded at fair value	—	1	—	1

SFAS No. 141(R), “Business Combinations”
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Group adopted SFAS 141(R) at the beginning of the first quarter of 2009 and the adoption did not have a material impact on its financial statements; however, since the Group acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if there are subsequent changes in these valuation allowances. As of September 27, 2009, the Group has established deferred tax valuation allowances of $33.9 million in purchase accounting.
SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133”
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 at the beginning of the first quarter of 2009 did not have a material impact on the Group’s consolidated financial position and results of operations.
Derivative Instruments and Hedging Activities
The Group recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income (“OCI”) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction requires amounts to be classified from other comprehensive income (loss) to earnings.
The Group operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Group has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At September 27, 2009, the Group has outstanding foreign currency forward contracts which qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) amounting to $16.9 million. In the three months ended September 27, 2009, the Group had unrealized gain of US$0.7 million and realized gain US$0.5 million, respectively. In the nine months ended September 27, 2009, the Group had unrealized loss of US$1.7 million and realized loss US$6.0 million, respectively, on its foreign currency forward contracts qualifying as cash flow hedges. In the three months ended March 29, 2009, the Group have included in earnings, loss on hedging of $0.4 million due to unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.

The following shows the Group’s derivative instruments measured at gross fair value as reflected in the Balance Sheet as of September 27, 2009:

September 27, 2009
Accrued
	Other	operating
	receivables	expenses
	US$’000	US$’000

Derivatives designated as hedging instruments
Foreign currency forward contracts	141	1

Derivatives not designated as hedging instruments
Foreign currency forward contracts	—	—

Derivative in SFAS 133 Fair Value Hedging Relationships
The following show the effect of the Group’s derivative instruments designated as cash flow hedges in the Income Statement as of September 27, 2009:

Nine Months Ended September 27, 2009
		Location of		Location of	Location of
	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)
	Recognized in	Reclassified	Reclassified	Reclassified	Reclassified
	OCI on	from OCI into	from OCI into	from OCI into	from OCI into
	Derivative	Income —	Income —	Income —	Income —
	— Effective	Effective	Effective	Ineffective	Ineffective
	Portion	Portion	Portion	Portion	Portion
	US$’000	US$’000	US$’000	US$’000	US$’000

		Cost of revenues	(5,983)	Cost of revenues	—
Foreign currency forward contracts	(1,731)	Other non-operating income (expense), net	(2)	Other non-operating income (expense), net	—

Total	(1,731)		(5,985)		—

FASB Accounting Standards Codification
In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative US GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative US GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Group applied the Codification beginning in the third quarter of fiscal 2009.
FASB ASU 2009-05 “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”
In August 2009, the FASB issued Accounting Standard Update No. 2009-05 (“FASB ASU 2009-05”) “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. FASB ASU 2009-05 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that used: (a) the quoted price of the identical liability when traded as an asset; and/or (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and/or (2) another valuation technique that is consistent with the principles of Topic 820. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this Update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this Update also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

The adoption of FASB ASU 2009-05 in the third quarter of 2009 did not have a material impact on the Group’s consolidated financial position and results of operations.
6 Earnings per ordinary share (“EPS”) of the Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends:-
(a) based on the weighted average number of ordinary shares on issue; and
(b) on a fully diluted basis (detailing any adjustments made to the earnings).

	Three Months Ended				Nine Months Ended
	September 28,		September 27,		September 28,		September 27,
	2008		2009		2008		2009

Net income (loss) per ordinary shares attributable to STATS ChipPAC Ltd.
— Basic	US$	0.00	US$	0.01	US$	0.02	US$	(0.01)
— Diluted	US$	0.00	US$	0.01	US$	0.02	US$	(0.01)

Ordinary shares (in thousands) used in per ordinary shares calculation:
— Basic		2,202,163		2,202,218		2,124,512		2,202,218
— Diluted		2,204,307		2,202,236		2,127,594		2,202,218
7 Net asset value (for the Issuer and Group) per ordinary share based on the total number of issued shares excluding treasury shares of the Issuer at the end of the:-
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group				Company
	At December 28,		At September 27,		At December 28,		At September 27,
	2008		2009		2008		2009

Net asset value per ordinary share	US$	0.73	US$	0.72	US$	0.70	US$	0.70
The net asset value per ordinary share of the Group and the Company as at December 28, 2008 and September 27, 2009 is calculated based on the total issued number of ordinary shares of 2,202,218,293.
8 A review of performance of the Group, to the extent necessary for a reasonable understanding of the Group’s business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs and earnings of the Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the Group during the current financial period reported on.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.
No forecast or prospect statement had been issued for the current reporting period.
10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
11 If a decision regarding dividend has been made:-
(a) Whether an interim (final) ordinary dividend has been declared (recommended); and
Not applicable.

(b)(i) Amount per share (cents)
Not applicable.
(b)(ii) Previous corresponding period (cents)
Not applicable.
(c) Whether the dividend is before tax, net of tax or tax exempt. If before tax or net of tax, state the tax rate and the country where the dividend is derived. (If the dividend is not taxable in the hands of shareholders, this must be stated).
Not applicable.
(d) The date the dividend is payable.
Not applicable.
(e) Book closure date.
Not applicable.
12 If no dividend has been declared (recommended), a statement to that effect.
No dividend has been declared or recommended for the current reporting period.
PART II — ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
13 Segmented revenue and results for business or geographical segments (of the Group) in the form presented in the Issuer’s most recently audited annual financial statements, with comparative information for the immediately preceding year.
Not applicable.
14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.
Not applicable.
15 A breakdown of the Group’s sales.
Not applicable.
16 A breakdown of the total annual dividend (in dollar value) for the Issuer’s latest full year and its previous full year.
Not applicable.
17 Confirmation pursuant to Rule 705(5) of the Listing Manual
The Directors hereby confirm that, to the best of their knowledge, nothing has come to their attention which may render the unaudited financial statements for the three and nine months ended September 27, 2009 to be false or misleading in any material aspect.
ON BEHALF OF THE BOARD OF DIRECTORS

Charles R. Wofford	Tan Lay Koon
Chairman	President and Chief Executive Officer

BY ORDER OF THE BOARD
Elaine Sin
Company Secretary
October 27, 2009